Filed by Union Pacific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation

Commission File No.: 001-8339

Date: July 30, 2025

On July 28, 2025, Norfolk Southern Corporation and Union Pacific Corporation entered into the Agreement and Plan of Merger, by and among Norfolk Southern Corporation, Union Pacific Corporation, Ruby Merger Sub 1 Corporation and Ruby Merger Sub 2 LLC, providing for the acquisition of Norfolk Southern Corporation by Union Pacific Corporation. The following is a transcript of an interview with Jim Vena, Chief Executive Officer, Union Pacific Corporation and Mark R. George, President and Chief Executive Officer, Norfolk Southern Corporation, held on July 29, 2025 on Fox Business’s The Claman Countdown.

Fox Business The Claman Countdown—Jim Vena and Mark George Interview 7.29.25

Liz Claman, Fox Business:

The choo-choos are not fairing much better despite the new prospect of the first American coast-to-coast freight rail operation. Union Pacific announced officially today it will buy Norfolk Southern for $320 a share. That represents an 11.7% premium to yesterday’s closing price, but right now Norfolk Southern shares are nearly 3% below yesterday’s closing price, down about 3% to $278 and change. The deal currently values the cash and stock deal at $72 billion. If approved, the combo would create the largest ever U.S. rail merger. Joining us now from Union Pacific headquarters in Omaha, Nebraska, is Union Pacific CEO, Jim Vena, and Norfolk Southern CEO, Mark George. Welcome gentleman, thank you for coming on.

Jim, you’re going to be running the combined company if and when it’s confirmed. Tell me why you think this is a worthy deal? Because at the moment, the market and investors are skeptical.

Jim Vena, Chief Executive Officer, Union Pacific:

Well listen, thanks for the introduction and thanks for saying we are coming to you from Omaha, beautiful day here in Omaha and nice to be on your program.

What we are talking about doing is actually moving America forward. This transaction is absolutely positive for America. It opens up opportunity for customers. It opens up opportunities for us to be able to move products that Americans need every day—whether they’re export, import or within the country. So, for Mark and I, this is a very important day and it’s important also that it’s a positive for our employees. We’ve said that we’re going to make sure we take care of our employees, and they’ll have a job, all the unionized employees, and that was real important for us. So, real positive. On the stock, listen, we’ll probably check back tomorrow and it’ll be in a different place. I’m not real worried about it because the deal is so compelling.

Liz Claman, Fox Business:

You know, you could be right on that. Go ahead

Mark George, President and Chief Executive Officer, Norfolk Southern:

Liz. this is a 200-year history, the legacy of our railroads. And what we’re talking about is a deal for the next 200 years. So, the stock market changes in one day are completely irrelevant. You know, what we’re doing is we are creating a new American future.

Liz Claman, Fox Business:

Okay but, Jim, let me go back to something you said – ‘It’s a great deal for employees’. And if you count the union employees from the transportation division of SMART, which is that union group that represents all of your workers, they don’t seem to like it. In fact, they don’t like Union Pacific’s safety record. This is coming up now in the last couple of hours, this statement from the union and they basically said: ‘Under its current leadership, Union Pacific has developed a troubling safety record. Publicly available data from recent years reveals Union Pacific leads the industry in accidents, incidents, injuries, and fatalities’.

They point to Norfolk Southern as being better. It says: ‘This trend reflects a broader corporate culture that, in our view, priorities aggressive operating ratios over worker and public safety. In stark contrast, Norfolk Southern in recent years has moved towards more progressive labor and operational policies that prioritize training and transparency’.

So, Jim, who’s got it wrong here?

Jim Vena, Chief Executive Officer, Union Pacific:

Well, let’s deal with facts. The facts are these: We just reported our second quarter. We are the most efficient railroad in North America, so that’s a positive for our customers, our employees and growth of the business. We grew our business. Our safety record, actually, on the personal injuries is the lowest it’s ever been at Union Pacific. And those are public numbers and on top of that, we, in the first five months of the year, we had the best safety record for employees going home the same as they came in in all of the U.S. So, I am not sure where they are getting the numbers, those are the facts that I’ll give you that we have and they’re available.

Liz Claman, Fox Business:

Mark let’s talk about the fact that if this merger goes through, it will be the first transcontinental railroad. People don’t really quite understand that at some point, Union Pacific is the western part of the nation and anybody shipping a cargo load, it hits a certain point and then it’s got to switch to this spaghetti of a map. And that would then go to Norfolk Southern. So, explain how the efficiencies would come into play?

Mark George, President and Chief Executive Officer, Norfolk Southern:

You know, the best analogy Liz, is really, think about, we fixed this in our country probably 30 years ago with deregulation in the airline industry, but imagine as a passenger, Delta airlines only went from New York to the Mississippi. And then, if you wanted to fly to L.A., you actually have to disembark a plane in Chicago, board another plane on another airline, where you have to book another ticket, to go from Chicago to L.A.

Jim Vena, Chief Executive Officer, Union Pacific:

And transfer your luggage.

Mark George, President and Chief Executive Officer, Norfolk Southern:

And transfer your luggage. So, this is what we do to our freight today in our nation. We don’t tolerate it as passengers. We like to fly non-stop, or, at least, have one ticket booked with one airline so we can go continuously and make it easy and make it seamless. We don’t do that with freight. We have created these artificial boundaries, really along the Mississippi river, where freight has to transfer from one network to another network. And when that happens, you lose a day or two of transport time, you create a lot of incremental cost in the process, as you are moving around cars. So, what we’re looking to do is eliminate that friction in the center of the country and make for more seamless transport of customer goods. And that’s why this is really good for our customers, our shippers and the nation as a whole.

Liz Claman, Fox Business:

Ok so I just want to clarify because I was trying to envision this. So, a full day, so to remove the carload from one – forgive me – locomotive that is owned by Union Pacific, and then you have to move it to the other, that takes a day. To me, that is certainly a win-win when it comes to time saving, but could shipping fees rise? The question is, especially when the regulators get involved, is if you eliminate or shrink down six class one railroads to four with this merger, does that mean there are fewer choices and how can you ensure to shippers who are maybe watching this right now that prices won’t rise?

Mark George, President and Chief Executive Officer, Norfolk Southern:

So, this is an end-to-end merger. This isn’t about changing the competitive landscape, it’s really linking two railroads that don’t really overlap today, so it really has nothing to do with decreasing competition. It’s really an end-to-end merger, so that’s great. And in terms of cost, think about it this way, because of that friction I just described, more and more shippers are using truck, instead because it’s a hassle to book through two different railroads, so they’re actually paying higher prices to ship on truck than they would on rail. So now just by definition of shifting to rail, they are going to save money and they’re going to save time.

Jim Vena, Chief Executive Officer, Union Pacific:

Yeah, and if I could add, Liz, real quick, this speed is real important to our customers and what happens is they’ll have to have less inventory, less rail cars, less things that they need to be able to operate and for us to be able to remove that handoff — and it’s more complicated, remember our trains are a little longer than one or two, they’re fairly long, so lots of customers, lots of cars. In fact, in one intermodal train you’ll be carrying the equivalent of 550 trucks in one of them. So, they’re moving to a lot of places. So that’s what the advantage is.

Mark George, President and Chief Executive Officer, Norfolk Southern:

Think about removing that many trucks off the highway, Liz.

Liz Claman, Fox Business:

Listen, I get it, but I just think that people, whether they are the end consumers of what is on the trains or they are the shippers themselves, they just want to know here and now, are you guys going to hike prices?

Jim Vena, Chief Executive Officer, Union Pacific:

Well, the way to look at it is this way, the economy always moves ahead, inflation is going to be out there. You limit the capability — you limit that by being able to operate more efficiently, by being able to find ways to save customers. What customers are going to be able to do is save money on their inventory of their cost of transportation when they look at the entire supply chain. No CEO would get on here and say we are going to stop having price increases. We are going to. But we market very specific for the different products that we move. And we’re, again… the least expensive way to move a ton of traffic in the United States of America is by train, not by any other method. So that’s the win already.

Liz Claman, Fox Business:

You know that everybody is going to weigh in on this one, guys, whether it’s your rivals, like Warren Buffet and Berkshire Hathaway’s Burlington Northern, you know, I think about some of that, but I also think about Congress. Does it shock you that senators are already weighing in? I mean for example Senator Josh Hawley, Republican from Missouri, he said ‘If the union is concerned, I’m concerned’. Now. let’s keep in mind that union endorsed him. Then you’ve got Senator Ricketts of Nebraska, and he is for it. He says this is a win-win etc. So, you’re going to have to make the case, you’re going to have to go on some type of train, whistle stop tour so-to-speak and convince people. What is the number one thing that you can say? Whether it is no layoffs – I don’t know – you tell me. What are you going to say to people to make sure they accept this?

Jim Vena, Chief Executive Officer, Union Pacific:

The entire story and the reason that Mark and I when we went through this process to examine what was possible and whether it made sense, we wanted to answer a few questions directly. One is, is it compelling for the United States of America? Is it good for America? And the answer is yes. Is it good for our customers? Does it keep them and be able to win in marketplace and move the products as we re-industrialize and do things differently in the United States? The answer is yes. Is it good for our employees? Absolutely. We’ve guaranteed jobs for our unionized people that they will have a job. On top of that, what we’re going to be able to do is get out there and sell it. And understand, Senators are real smart and they’re busy and we want the chance to be able to have them just listen to the story and get into the details and when they hear it, Liz, I think they are going to become proponents and tell us ‘Son of a gun, why didn’t you do it five years ago?’ I wish because now I’ve been railroading for 47 years so know the industry well and would have been a young guy with only 42 years of service.

Liz Claman, Fox Business:

The young whipper snapper next to you. Okay, we shall wait and see. Jim and Mark, thank you for coming on. We know a lot of senators watch Fox Business, maybe they are hearing the beginnings of your argument here and we will continue to watch it. Thank you so much.

Mark George, President and Chief Executive Officer, Norfolk Southern:

Thank you, Liz.

Jim Vena, Chief Executive Officer, Union Pacific:

Listen, thank you very much. Thanks for having us on.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December  31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm ) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February  7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm ) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March  28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June  3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.